P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-8439
Christyn_l_rossman@vanguard.com

May 28, 2014

Amy Miller, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Whitehall Funds; File No. 33-64845

Dear Ms. Miller,

This letter responds to your comments provided by telephone on May 16, 2014 on the post-
effective amendment of the above-referenced registrant. You commented on Post-Effective
Amendment No. 56 that was filed on March 31, 2014 in order to add Pzena Investment Management,
LLC as an advisor of Vanguard Selected Value Fund (the “Fund”), a series of the Trust.

Comment 1:	Prospectus – Fund Summary – Fees and Expenses (page 1)
Comment:	The Prospectus states that the Fund may invest a small portion of its assets in shares of exchange-traded funds (“ETFs”) and in money market funds for cash management. If the aggregate expenses attributable to the cost of investing in
ETFs exceed 0.01% of the average net assets of the Fund, a separate line item,
Acquired Fund Fees and Expenses (“AFFE”), is required to be added to the fee table. Please confirm that aggregate expenses attributable to the cost of investing in ETFs will not exceed 0.01% of the average net assets of the Fund.

Response:	Aggregate expenses attributable to investing in ETFs are not expected to exceed
0.01% of the average net assets of the Fund. Accordingly, a separate line item representing AFFE is not required to be included in the Fund’s fee table. In the future, if aggregate expenses attributable to investing in ETFs exceed 0.01% of the Fund’s average nets assets, a separate line item for AFFE will be added to the fee table.

Comment 2:	Prospectus – Fund Summary – Principal Investment Strategies (page 2)
Comment:	The Prospectus states that under the subheading “Principal Investment Strategies”
that the “Fund invests mainly in the stocks of mid-sized U.S. companies, choosing stocks considered by an advisor to be undervalued.” Please consider if any additional information is needed to clarify the term “mainly.”

Response:	We have considered the comment and do not plan to add any additional information. The introductory sentence to the Principal Investment Strategies accurately describes the primary investment focus of the Fund. In addition, the final rule release for Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), states that the rule does not apply to fund names that incorporate terms such as “growth” and “value” that connote types of investment strategies as opposed to types of investments.[1]

Comment 3:	Prospectus – Fund Summary – Principal Investment Strategies and Principal
Investment Risks (page 2)
Comment:	Please consider whether value investing and the risks associated with value investing are adequately described in the Principal Investment Strategies and the
Principal Risks.

Response:	We will revise Investment Style Risk under Principal Investment Risks to include the following: Stocks considered by an advisor to be undervalued may remain under valued for a long period of time or may not realize their expected value.

Comment 4:	Prospectus – Fund Summary –Principal Investment Risks (page 2)
Comment:	Please consider if the placement of risks associated with the financial sector under the subheading “Manager Risk” is appropriate.

Response:	We have considered the comment and do not plan to make any changes to the financial sector risk disclosure. Investment concentration in the financial sector, or in any other sector or industry, is not a principal investment strategy of the
Fund. Nevertheless, such securities may be selected by the Fund’s advisors when they fall within the universe of value stocks in which the fund seeks to invest. To the extent that investments in a particular sector comprise a substantial portion of the portfolio at times then the risks associated with those sectors may rise to the level of principal risks. As such, we believe that our current disclosure appropriately reflects the Fund’s principal investment strategies and risks.

Comment 5:	Prospectus – Fund Summary – Tax Information (page 5)
Comment:	As currently drafted, the prospectus states that “The Fund’s distributions may be taxed as ordinary income or capital gains. If you are investing through a tax-
deferred retirement account, such as an IRA, special tax rules apply.” Please clarify that a portion of distributions may be taxable to investors holding shares in tax-deferred accounts.

Response:	As discussed in our phone conversation, the tax rules for these types of accounts are complex and vary. Different language appears in the Tax Information section of the Fund Summary for the prospectuses that are designed specifically for the participants in employer-sponsored retirement plans.

Comment 6:	Prospectus – More on the Fund (page 6)
Comment:	Please disclose in the More on Fund section of the Prospectus what notice is provided for changes in non-fundamental policies, if any.

[1] Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) [66 FR 8509, 8511 n.
15 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].

Response:	We have considered the comment and do not plan to make any changes to the
More on Fund section. To the extent that the Fund has a policy to provide notice for changes in a non-fundamental policy, we believe that information is more appropriately disclosed along with the description of the policy itself. We believe that disclosing the nonfundamental policies and any related notice periods in this manner is in line with Form N-1A requirements.

Comment 7:	Statement of Additional Information – Investment Strategies and
Nonfundamental policies – Swap Agreements (page B-17)
Comment:	Please clarify the policy for valuing credit default swaps if the Fund is a protection seller.

Response:	No changes were made to the disclosure because the Fund is not a protection seller.

Comment 8:	Tandy Requirements
As required by the SEC, the Funds acknowledge that:

!	Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
!	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
!	Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-8439 with any questions or comments regarding the above response. Thank you.

Sincerely,

Christyn L. Rossman
Associate Counsel